Exhibit 4.2

DESCRIPTION OF BLUE RIDGE BANKSHARES, INC.’S SECURITIES

The common stock of Blue Ridge Bankshares, Inc. (“Blue Ridge”) is the only class of its securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary description of the material features of the common stock of Blue Ridge does not purport to be complete and is subject to, and qualified in its entirety by reference to, Blue Ridge’s articles of incorporation and bylaws, each as amended. For more information, refer to Blue Ridge’s articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act and federal laws governing banks and bank holding companies.

General

Blue Ridge is authorized to issue 150,000,000 shares of common stock, no par value per share. Each share of Blue Ridge common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. Blue Ridge’s common stock is listed on the NYSE American market under the symbol “BRBS.” The transfer agent for Blue Ridge’s common stock is Computershare, Inc., 250 Royall Street, Canton, Massachusetts 02021.

Dividends

Blue Ridge’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by Blue Ridge is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, Blue Ridge’s ability to pay dividends is affected by the ability of Blue Ridge Bank, National Association (“Blue Ridge Bank”), its bank subsidiary, to pay dividends to the holding company. The ability of Blue Ridge Bank, as well as Blue Ridge, to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Blue Ridge, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of Blue Ridge and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of Blue Ridge available for distribution in cash or in kind.

Voting Rights

The holders of Blue Ridge common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

Classes of Directors

Blue Ridge’s board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms.

Preemptive Rights; Redemption and Assessment

Holders of shares of Blue Ridge common stock are not entitled to preemptive rights with respect to any shares that may be issued, other than as provided to certain individual shareholders for so long as such shareholders own at

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least 9.9% of the issued and outstanding common stock, on a separate and individual basis and not collectively, as set forth in an Amended and Restated Securities Purchase Agreement, dated April 3, 2024, by and among Blue Ridge and certain individual investors. Blue Ridge common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Preferred Stock

Blue Ridge’s board of directors is empowered to authorize the issuance of shares of preferred stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. Blue Ridge’s board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock. The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of Blue Ridge, then existing market conditions and other factors that, in the judgment of Blue Ridge’s board, might warrant the issuance of preferred stock.

Anti-takeover Provisions

Certain provisions of Blue Ridge’s articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of Blue Ridge by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by Blue Ridge’s board of directors. These provisions are designed to reduce, or have the effect of reducing, Blue Ridge’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent Blue Ridge shareholders from receiving a premium over the then prevailing market price of Blue Ridge common stock or a transaction that may otherwise be in the best interest of Blue Ridge shareholders. In addition, these provisions make it more difficult for Blue Ridge shareholders, should they choose to do so, to remove Blue Ridge’s board of directors or management. These provisions include the following:

Authorized Preferred Stock. Blue Ridge’s articles of incorporation authorize Blue Ridge’s board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, Blue Ridge’s board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Blue Ridge’s common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Blue Ridge by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Blue Ridge’s management.

Classified Board of Directors. Blue Ridge’s articles of incorporation and bylaws divide its board of directors into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. As a result, at least two annual meetings of shareholders may be required for the shareholders to replace a majority of Blue Ridge’s directors, subject to the shareholders’ ability to remove directors with or without cause by vote of the holders of a majority of Blue Ridge’s outstanding common shares. The classification of Blue Ridge’s board makes it more difficult and time consuming to gain control of the board.

Board Vacancies. Virginia law and Blue Ridge’s articles of incorporation and bylaws provide that any vacancy occurring on Blue Ridge’s board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of Blue Ridge’s board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. Blue Ridge’s articles of incorporation provide that certain mergers or consolidations, share exchanges, acquisitions of control, sales of all or substantially all of Blue Ridge’s assets, liquidation or dissolution, in each case with a corporation, person or entity that is the beneficial owner, directly or indirectly, of more than 5% of the shares of capital stock of Blue Ridge outstanding and entitled to vote on the transaction (a “significant shareholder”), must be approved by the affirmative vote of the holders of 80% of the outstanding capital stock of Blue Ridge entitled to vote on the transaction. If such an action does not involve a

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significant shareholder, it must be approved by the affirmative vote of the holders of more than two-thirds of the outstanding capital stock of Blue Ridge entitled to vote on the transaction. The voting provisions described in this paragraph do not apply to any transaction which is approved in advance by a majority of those directors of Blue Ridge (i) who were directors before the corporation, person or entity became a significant shareholder and who are not affiliates of such significant shareholder, and (ii) who became directors of Blue Ridge at the recommendation of the directors referred to in clause (i) above.

No Cumulative Voting. Blue Ridge’s articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for Blue Ridge’s shareholders to elect nominees opposed by the board of directors.

Shareholder Meetings. Pursuant to Blue Ridge’s bylaws, special meetings of shareholders may only be called by Blue Ridge’s President or by request in writing stating the purposes thereof delivered to the President and signed by a majority of the directors or by three or more shareholders owning, in the aggregate, not less than 20% in interest of the shares of Blue Ridge’s capital stock. This provision affords antitakeover protection by making it more difficult for shareholders to call a special meeting of shareholders to consider a proposed merger or other business combination.

Advance Notification of Shareholder Nominations. Blue Ridge’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of Blue Ridge’s board. Pursuant to Blue Ridge’s bylaws, a shareholder entitled to vote for the election of directors may nominate persons for election to Blue Ridge’s board by delivering written notice to Blue Ridge’s Corporate Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws generally require that such notice be delivered not fewer than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. A shareholder wishing to nominate any person for election as a director must provide Blue Ridge with certain information concerning the nominee and the proposing shareholder.

Merger Considerations. The articles of incorporation of Blue Ridge provide that Blue Ridge’s board of directors, when evaluating a transaction that would or may involve a change in control of Blue Ridge, shall consider, among other things, the following factors: the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of Blue Ridge and on the communities in which Blue Ridge operates or is located, the business reputation of the other party proposing the transaction, and the evaluation of the then value of Blue Ridge in a freely negotiated sale and of the future prospects of Blue Ridge as an independent entity. This provision provides Blue Ridge’s board the latitude to consider additional factors, aside from the price of a proposed merger or other business combination, in determining whether the transaction is in the best interests of Blue Ridge and its shareholders.